UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 15

CERTIFICATION AND NOTICE OF TERMINATION OF REGISTRATION UNDER SECTION 12(g) OF THE SECURITIES EXCHANGE ACT OF 1934 OR SUSPENSION OF DUTY TO FILE REPORTS UNDER SECTIONS 13 AND 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934.

Commission File Number: 0-29626

LEIGH RESOURCE CORPORATION (now known as Reunion Gold Corporation)
(Exact name of registrant as specified in its charter)
1111 St. Charles West, West Tower, Suite 411 Longueuil, Quebec, J4K 5G4 Tel: 450 677-2585/ Fax: 450 677-2601
(Address, including zip code, and telephone number, including area code, of registrant's principal executive offices)
Common Stock
(Title of each class of securities covered by this Form)
Not Applicable
(Titles of all other classes of securities for which a duty to file reports under section 13(a) or 15(d) remains)

Please place an X in the box(es) to designate the appropriate rule provision(s) relied upon to terminate or suspend the duty to file reports:

Rule 12g-4(a)(1)(i)	☒	Rule 12h-3(b)(1)(i)	☐
Rule 12g-4(a)(1)(ii)	☐	Rule 12h-3(b)(1)(ii)	☐
Rule 12g-4(a)(2)(i)	☐	Rule 12h-3(b)(2)(i)	☐
Rule 12g-4(a)(2)(ii)	☐	Rule 12h-3(b)(2)(ii)	☐
		Rule 15d-6	☐

Approximate number of holders of record as of the certification or notice date:    117

Pursuant to the requirements of the Securities Exchange Act of 1934, Reunion Gold Corporation has caused this certification/notice to be signed on its behalf by the undersigned duly authorized person.

Date: January 24, 2008	By: /s/ Carole Plante Carole Plante - Corporate Secretary